SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

FINANCIAL STATEMENTS OF PROPERTIES ACQUIRED AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE ACQUIRED PROPERTIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

We have audited the accompanying statements of revenue and certain expenses of the Acquired Properties, for each of the three years ended June 30, 2014, 2013 and 2012.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of revenue and certain expenses in accordance with the standards of the Public Company Accounting Oversight Board (United States); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of revenue and certain expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statements of revenue and certain expenses based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenue and certain expenses are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of revenue and certain expenses. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statements of revenue and certain expenses, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Acquired Properties’ preparation and fair presentation of the statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Acquired Properties’ internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of revenue and certain expenses. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of revenue and certain expenses referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 of the Acquired Properties for each of the three years in the period ended June 30, 2014, 2013 and 2012, in accordance with the basis of presentation described in Note 2.

Emphasis of Matter

As discussed in Note 2, the accompanying statements of revenues and certain expenses were prepared in order to comply with Rule 3-14 of Regulation S-X and are not intended to be a complete presentation of the Acquired Properties´ revenues and certain expenses. Our opinion is not modified with respect to this matter.

Autonomous City of Buenos Aires, June 3, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

Statements of Revenue and Certain Expenses for the Acquired Properties for the fiscal years ended June 30, 2014, 2013 and 2012

	June 30, 2014	June 30, 2013	June 30, 2012
		(in thousands of Ps.)

Revenues:
Rental and scheduled rent increases	165,205	120,567	103,031
Expenses reimbursements	33,332	37,018	29,244
Property management fee	10,334	7,293	5,422
Other revenue	509	652	-
Total revenues	209,380	165,530	137,697

Expenses:
Salaries, social security costs and other personnel expenses	(9,261)	(7,149)	(6,160)
Maintenance, security, cleaning, repairs and others	(17,092)	(17,976)	(9,896)
Taxes, rates and contributions	(10,037)	(9,228)	(6,064)
Leases and service charges	(9,378)	(12,006)	(15,241)
Impairment of receivables (charge and recovery)	(5,956)	(91)	(226)
Other expenses	(1,499)	(1,289)	(966)
Total expenses	(53,223)	(47,739)	(38,553)

Revenue in excess of certain expenses	156,157	117,791	99,144

The accompanying notes are integral part of these statements

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 396 Fº 94	Eduardo S. Elsztain President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties
Notes to the Statements of Revenue and Certain Expenses for the Acquired Properties for the years ended June 30, 2014, 2013 and 2012

1.	Description of the transaction

On December 22, 2014, IRSA Propiedades Comerciales S.A. (hereinafter “IRSACP” or “the Company”) acquired from its parent company IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), 83,789 square meters of its premium office buildings portfolio including the República, Bouchard 710, Bank Boston Tower, Intercontinental Plaza and Suipacha 652 buildings and the “Intercontinental II” plot of land (hereinafter referred to as the “Acquired Properties”) in order to implement the objective of expanding the business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the city of Buenos Aires and the best shopping centers in Argentina.

For the purpose of computing the aggregate significance of the Acquired Properties, the Company evaluated the transaction on a combined basis since the buildings were controlled and managed by Company’s controlling shareholder IRSA, during the periods indicated. The Company computed significance based on its total consolidated assets as of June 30, 2014.

The aggregate consideration of the Acquired Properties exceeded 10% of the Company´s  assets as of June 30, 2014. The Acquired Properties have been operated as rental properties for all of the periods indicated. The Company currently intends to manage all of the Acquired Properties as rental income properties.

The following summarizes the Acquired Properties:

Property	Gross leasable sq. m
Bouchard 710 Building	15,044
Suipacha 652 Building	11,453
República Building	19,884
Bank Boston Tower	14,873
Intercontinental Plaza Building	22,535
Intercontinental Plaza land reserve	19,600

República Building, City of Buenos Aires

The República Building, designed by world reknown architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur, among others), is a unique premium office building in downtown Buenos Aires. This 20-story building has approximately 19,884 gross leasable square meters. The main tenants include Estudio Beccar Varela, Apache Energia BASF Argentina S.A., Enap Sipetrol Argentina S.A., Facebook Argentina S.R.L., Puente Hnos. S.A., BACS S.A. and Deutsche Bank S.A..

BankBoston Tower, City of Buenos Aires

The Bank Boston Tower is a modern office building in Carlos Maria Della Paolera 265, in the City of Buenos Aires. Also designed by architect César Pelli, with approximately 14,873 square meters in gross leasable area. The main tenants include Exxon Mobile, Action and Kimberley Clark de Argentina.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

1 - Description of the transaction (continued)

Bouchard 710, City of Buenos Aires

Bouchard 710 is an office building located in the Retiro area in the City of Buenos Aires. This 12-story building has an average area per floor of 1,251 square meters, with 180 units for car parking and approximately 15,044 gross leasable square meters. The main tenants include Sibille S.C. (KPMG), Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A and Booking.com S.A.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires. This 24-story building has an average area per floor of 900 square meters, with 321 units for car parking and approximately [22,535] gross leasable square meters. The main tenants include Total Austral S.A., Danone Argentina S.A., Cresud and Industrias Pugliese S.A.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is an office building located in the office district of the City of Buenos Aires. This 7-story building has an average area per floor of 1,580 square meters, with 62 units for car parking and approximately 11,453 gross leasable square meters. The main tenants include  Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (“OSDE”) and Tarshop.

Intercontinental Plaza land reserve, City of Buenos Aires

Located next to the Intercontinental Plaza Building over Alsina Street, this land has 6,135 of square meters and a tower of 25 floors with 19,600 of square meters of leasable area is feasible to construct.

The total consideration was US$ 308 million of which we paid US$ 61.6 million at the acquisition date and financed the balance of US$ 246.4 million at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Acquired Properties only and have been prepared in order to comply with Rule 3-14 of Regulation S-X, and accordingly, are not representative of the actual results of operations of the Acquired Properties for the years ended June 30, 2014, 2013 and 2012, due to the exclusion of the following revenue and expenses which may not be comparable to the proposed future operations of the Properties:

•	Depreciation and amortization

•	Interest income and expense

•	Income taxes

Because the Acquired Properties were owned by a related party, these statements of revenues and certain expenses have been prepared for the years ended June 30, 2014, 2013 and 2012 of ownership.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

2.	Significant Accounting Policies (continued)

The accompanying statements reflect revenue and certain expenses as reported by IRSA in its consolidated financial statements prepared in accordance with IFRS as issued by the IASB. These statements have been approved by the Board of Directors to be issued on June 3, 2015.

Revenue Recognition

Rental income from office and other rental properties include rental income from office space leased out under operating leases, income for services and expenses recovery paid by tenants.

Contractual rental revenue is recognized on a straight-line basis over the term of the respective leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period during which expenses are incurred.

Use of Estimates

The preparation of the accompanying statement of revenues and certain expenses requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses recorded during the reporting period. Actual results might differ from those estimates.

3.	Related Parties Transactions

During the normal course of business, the Company conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

- An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

- An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The following section provides a brief description of the main transactions conducted with related parties by the Company’s shareholder, IRSA, only in relation to the Acquired Properties during the periods under its ownership:

1)
Management functions and personnel occupied several floors of the Intercontinental Plaza tower. The Company’s shareholder, IRSA, rented to its then parent company, CRESUD, certain floors and parking spaces under several operating lease agreements which expired in 2014. Monthly rental payments amounted to US$ 15 per square meter plus recovery of proportionate common expenses and taxes levied on the property.

2)
Tarshop S.A., an associate of the Company, rented two floors and parking spaces of the 652 Suipacha building under operating lease agreements expiring in 2017. Monthly rental payments amounted to US$ 52 per square meter plus recovery of proportionate common expenses and taxes levied on the property.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

3.	Related Parties Transactions (continued)

3)
Corporate Service Agreement. In due course, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, in view that the operating areas of the Company´s shareholder, IRSA, and its parent company Cresud share certain characteristics of affinity, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating administration.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA and Cresud. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice. To date, neither has occurred.

The service exchange arrangement involves the provision for valuable consideration of services related to any of the participating areas, rendered by one or more of the parties to the Master Agreement for the benefit of another or other parties; the services are invoiced by each of the parties, and payable primarily through offsetting arrangements against sums due as a result of services rendered by other parties; should there be any difference in the value of the services rendered, payment is settled in cash.

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and commercial decisions.

The following is a summary of the results and transactions with related parties for the years ended June 30, 2014:

Related party	Corporate services	Leases and/or rights of use
Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(2,680)	2,111
Total direct parent company of IRSA	(2,680)	2,111

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	8,172
Total associates of IRSA Propiedades Comerciales	-	8,172

The following is a summary of the results and transactions with related parties for the years ended June 30, 2013:
Related party	Corporate services	Leases and/or rights of use
Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(1,482)	1,022
Total direct parent company of IRSA	(1,482)	1,022

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	5,991
Total associates of IRSA Propiedades Comerciales	-	5,991

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

3.	Related Parties Transactions (continued)

The following is a summary of the results and transactions with related parties for the years ended June 30, 2012:
Related party	Corporate services	Leases and/or rights of use
Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(216)	786
Total direct parent company of IRSA	(216)	786

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	5,434
Total associates of IRSA Propiedades Comerciales	-	5,434

4.	Leases

The Acquired Properties were leased out mainly to third parties under operating lease agreements. Rental agreements have an average term raging from three to five years. Certain leases may have longer terms up to ten years. The tenants are charged a base rent payable on a monthly basis plus recovery of proportionate common expenses and taxes.

As of June 30, 2014
2015	155,766
2016	105,684
2017	43,532
2018	9,249
2019	951
Total	315,182

5.	Subsequent Events

On May 5, 2015, the Company signed a bill of sale to transfer to an unrelated party a total of 8,470 square meters corresponding to nine floors and 72 parking units of the Intercontinental Plaza building for Ps. 376,4 million, which has already been fully collected as of the date of these statements. As of the date of these statements of revenues and certain expenses, the deed of title related to this sale has not been yet executed.

On May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado (“AABE”), through Resolution No. 170/2014, revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A. As of the date of these statements of revenue and certain expenses of the Acquired Properties, the “Distrito Arcos” shopping center continues to operate normally, and we are analyzing whether to file judicial and administrative appeals in order to protect our rights.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties
Pro Forma Consolidated Financial Information
Introduction to the Pro Forma Consolidated Financial Information
For the nine months ended March 31, 2015 and for the year ended June 30, 2014
(Unaudited)

The following unaudited pro forma financial information has been derived by the application of pro forma adjustments related to the acquisition of the Acquired Properties to the Company’s historical consolidated financial statements for the year ended June 30, 2014 and for the nine-month period ended March 31, 2015.

The unaudited pro forma consolidated statements of income for the year ended June 30, 2014 and the nine-month period ended March 31, 2015 give effect to the acquisition of the Acquired Properties as if they had occurred on July 1, 2013 and include adjustments that give effect to events that are directly attributable to such acquisition, that are factually supportable and expected to have a continuing impact.

An unaudited pro forma consolidated statement of financial position as of March 31, 2015 is not presented herein because the impact of the acquisition of the Acquired Properties, which occurred on December 22, 2014, is already reflected in the Company´s historical consolidated statement of financial position as of March 31, 2015.

The unaudited pro forma adjustments are based upon available information and certain assumptions. The Company believes are reasonable under the circumstances and are factually supportable. Each acquisition of the Acquired Properties has been accounted for as a business combination in accordance with IFRS 3. As of March 31, 2015, the Company have performed a preliminary allocation of the estimated purchase price to the identifiable net assets acquired. The allocation of the purchase price itself is preliminary and is dependent upon certain valuations and other studies, which, as of the date of this pro forma financial information, have not been completed. Instead, the purchase price for purpose of the pro forma financial information has been allocated to the identifiable net assets acquired based upon management’s preliminary estimate of their respective fair values. Accordingly, the pro forma adjustments included in the purchase price allocation have been made solely for the purpose of providing pro forma financial information based on current estimates and available information. As a result, the final purchase price accounting adjustments may be materially different from the preliminary pro forma adjustments included in this section.

The final purchase price allocation for the acquisition of the Acquired Properties will not be completed until June 30, 2015. The Company anticipates that the impact of the accounting for the acquisition of the Acquired Properties will not have a significant impact on the reported results of operations and financial condition.

The unaudited pro forma statement of income does not reflect the non-recurring expenses that the Company incurred in connection with the acquisition of the Acquired Properties including fees to professional advisors and other transaction-related costs that will not be capitalized, Additionally, the unaudited pro forma statement of income data does not reflect the effects of all anticipated cost savings and any related non-recurring costs to achieve those cost savings. The unaudited pro forma statement of income does not purport to represent the actual results of operations that would have occurred if the acquisition of the Acquired Properties had taken place on the date specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. In addition, the preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing this

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

unaudited pro forma consolidated financial information. Actual results could differ, perhaps materially, from these estimates and assumptions.

The assumptions used and adjustments made in preparing the unaudited pro forma statements are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information and the accompanying notes should be read in conjunction with the historical consolidated financial statements as of and for the year ended June 30, 2014 and related notes, the historical interim condensed consolidated financial statements as of and for the nine months ended March 31, 2015 and the historical statements of revenues and certain expenses of the Acquired Properties for the year ended June 30, 2014.

The unaudited pro forma consolidated financial information does not reflect the effect of any subsequent event after March 31, 2015. Accordingly, the unaudited pro forma consolidated financial information does not reflect the signing on May 5, 2015 of a bill of sale for the transfer to an unrelated party of 8,740 square meters related to nine floors and parking spaces of the Intercontinental Plaza building. The Company anticipates the execution of the deed of title will be completed at a certain date in July 2015.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

Unaudited Pro Forma Consolidated Statement of Income
for the year ended June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Historical A	Historical Acquired Properties B	Pro forma Adjustments C		Pro Forma D
Revenues	2,113,014	209,380	-		2,322,394
Costs	(956,238)	(44,059)	(122,241)	(a)	(1,122,538)
Gross profit	1,156,776	165,321	(122,241)		1,199,856
Gain from disposal of investments properties	308	-	-		308
General and administrative expenses	(101,445)	-	-		(101,445)
Selling expenses	(76,854)	(9,164)	-		(86,018)
Other operating results, net	(27,387)	-	-		(27,387)
Profit from Operations	951,398	156,157	(122,241)		985,314
Share of (loss) profit of associates and joint ventures	(13,535)	-	-		(13,535)
Profit from Operations Before Financing and Taxation	937,863	156,157	(122,241)		971,779
Finance income	124,495	-	-		124,495
Finance cost	(499,901)	-	(179,281)	(b)	(679,182)
Other financial results	74,730	-	-		74,730
Financial results	(300,676)	-	(179,281)		(479,957)
Profit Before Income Tax	637,187	156,157	(301,522)		491,822
Income tax expense	(226,700)	-	50,877	(c)	(175,823)
Profit for the period	410,487	156,157	(250,645)		315,999
Total Comprehensive Income for the period	410,487	156,157	(250,645)		315,999

Attributable to:
Equity holders of the parent	377,003	156,157	(250,645)		282,515
Non-Controlling interest	33,484	-	-		33,484

Profit per share attributable to equity holders of the parent for the period
Basic	0.30	0.12	(0.20)		0.22
Diluted	0.30	0.12	(0.20)		0.22

The accompanying notes are integral part of these statements

OTHER FINANCIAL DATA
Depreciation and amortization	121,024	—	122,241	243,265

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties
Unaudited Pro Forma Consolidated Statement of Income
for the nine month period ended
March 31, 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Historical(1) E	Historical Acquired Properties F	Pro forma Adjustments G		Pro Forma H
Revenues	1,960,739	125,898	-		2,086,637
Costs	(830,563)	(27,559)	(50,934)	(d)	(909,056)
Gross profit	1,130,176	98,339	(50,934)		1,177,581
Gain from disposal of investments properties	3,361	-	-		3,361
General and administrative expenses	(91,129)	-	-		(91,129)
Selling expenses	(79,717)	(1,878)	-		(81,595)
Other operating results, net	(69,292)	-	58,626	(e)	(10,666)
Profit from Operations	893,399	96,461	7,692		997,552
Share of (loss) profit of associates and joint ventures	21,749	-	-		21,749
Profit from Operations Before Financing and Taxation	915,148	96,461	7,692		1,019,301
Finance income	79,369	-	-		79,369
Finance cost	(390,274)	-	(85,656)	(f)	(475,930)
Other financial results	92,565	-	-		92,565
Financial results	(218,340)	-	(85,656)		(303,996)
Profit Before Income Tax	696,808	96,461	(77,964)		715,305
Income tax expense	(225,810)	-	(6,474)	(g)	(232,284)
Profit for the period	470,998	96,461	(84,438)		483,021
Total Comprehensive Income for the period	470,998	96,461	(84,438)		483,021

Attributable to:
Equity holders of the parent	441,364	96,461	(84,438)		453,387
Non-Controlling interest	29,634	-	-		29,634

Profit per share attributable to equity holders of the parent for the period
Basic	0.35	0.08	(0.07)		0.36
Diluted	0.35	0.08	(0.07)		0.36

The accompanying notes are integral part of these statements

(1)
These figures include financial information of the “Distrito Arcos” Shopping Center from its opening date on December 18, 2014 to March 31, 2015 only, and of the "Alto Comahue" Shopping Center from its opening date on March 17, 2015 to March 31, 2015 only.

OTHER FINANCIAL DATA
Depreciation and amortization	120,377	—	50,934	171,311

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties
Unaudited Pro Forma Consolidated Statement of Income
for the year ended June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Notes to the Unaudited Pro Forma Consolidated Financial Information

Note 1. Basis of pro forma financial presentation

The Company’s preliminary purchase price allocation has been disclosed in Note 4 to the Company’s March 31, 2015 unaudited interim financials as furnished on Form 6-K dated March 27, 2015.

The unaudited pro forma consolidated statement of income for the year ended June 30, 2014 (column D) represents the combination of the historical statement of income for the year ended June 30, 2014 derived from the historical consolidated financial statements for such year (column A) together with the historical direct revenues and certain expenses of the Acquired Properties for the year ended June 30, 2014 derived from the statement of revenues and certain expenses for the Acquired Properties for such year (column B) plus the pro forma adjustments (column C) as further described in Note 2 below.

The unaudited pro forma consolidated statement of income for the nine months ended March 31, 2015 (column H) represents the combination of the historical statement of income for the nine months ended March 31, 2015 derived from the historical consolidated financial statements for such period (column E) together with the historical direct revenues and certain expenses of the Acquired Properties for the period from July 1, 2014 through December 22, 2014 (column F) plus the pro forma adjustments (column G) as further described below.

The unaudited pro forma consolidated statement of income for the nine months ended March 31, 2015 excludes, as a non-recurring expense, an amount of Ps. 58.6 million the Company incurred in connection with the acquisition of the Acquired Properties, relating to notary fees other transaction-related taxes that will not be capitalized. Additionally, the unaudited pro forma consolidated statement of income data does not reflect the effects of all anticipated cost savings and any related non-recurring costs to achieve those cost savings. The unaudited pro forma consolidated statements of income do not purport to represent the actual results of operations that would have occurred if the acquisitions had taken place on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

Note 2. Pro forma adjustments

The following pro forma adjustments have been computed for the year ended June 30, 2014:

(a)
Reflects the pro forma additional depreciation expense for the year attributable to recording the Acquired Properties on July 1, 2013. Depreciation is based on the preliminary purchase price allocation. Pro forma depreciation expense is computed in accordance with the Company’s policies for depreciation of investment property and is recorded on a straight-line basis over the estimated useful lives of the Acquired Properties averaging 25 years.

(b)
Reflects the pro forma additional interest expense for the year associated with the assumption of debt for the acquisition of the Acquired Properties. The Company assumed a debt of Ps. 2,109.2 (represents U$S 246,4 million at the exchange rate of the date of transaction 8.56) upon acquisition which accrues interest at a fixed rate of 8,5% per annum and matures January 2017 and July 2020.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Acquired Properties

Unaudited Pro Forma Consolidated Statement of Income
for the year ended June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Notes to the Unaudited Pro Forma Consolidated Financial Information (continued)

(c)	Reflects the income tax related to the pro forma adjustments. The statutory rate in Argentina is 35%.

The following pro forma adjustments have been computed for the nine months ended March 31, 2015:

(d)	Reflects the pro forma additional depreciation expense for the five months period ended November 30, 2014 attributable to the Acquired Properties as described in point a) above.

(e)	Reflects the elimination of non-recurring expenses associated with the acquisition of the Acquired Properties, including notary fees and transaction-related taxes that will not be capitalized.

(f)	Reflects the pro forma additional interest expense for the six months period associated with the assumption of debt for the acquisition of the Acquired Properties as described in point b) above.

(g)	Reflects the income tax related to the pro forma adjustments. The statutory rate in Argentina is 35%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: June 03, 2015